UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2019
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 14, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE

FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Successfully Commissions Second
Midland Line for Water-Activated Tapes
- New line doubles capacity of Midland facility in IPG’s fastest growing segment -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - February 14, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG”) today announced it has successfully commissioned its second water-activated tapes line at the Midland, North Carolina manufacturing facility on time and on budget. With the commissioning, the second line is producing commercial tapes at scale. Water-activated tapes are primarily used in the e-commerce market for carton sealing which can help reduce both pilferage and workforce injury from repetitive motion as well as provide the option for attractive prints on the tape. All amounts in this press release are denominated in US dollars.

“The e-commerce market is the fastest growing segment of our business. Our expansion at Midland enables us to match production with the growth in demand we are experiencing now and anticipate in the future,” said Greg Yull, President and CEO of IPG. “The second line leverages the original investment at the facility, which is on track to meeting our after tax internal rate of return threshold of 15%. As such, we anticipate a step function improvement in the return from the second line once it's operating at optimal production. As a result, the second line is an important element of our two-year capital investment plan in which we targeted $80 to $90 million in deployed capital in fiscal 2017 and 2018. Given the growth in e-commerce as a proportion of the retail market, the expansion at Midland, together with our acquisition of protective packaging solutions, strengthens our product bundle for our direct accounts that are leaders in the e-commerce market.”
IPG completed construction of the Midland facility in 2017 and commissioned the first line in the fourth quarter of 2017 for total invested capital of approximately $48 million. The second line, which is a sister line to the first, doubles the capacity of the facility and was installed for total invested capital of $13.4 million with no new construction required. IPG invested in additional water-activated tapes capacity in anticipation of demand. The first line is at capacity so the second line provides new capacity for growth. The footprint of the site and the design of the facility also allow for additional expansion, if necessary, however expansion of the facility itself may be required. In addition to the Midland facility, IPG also produces water-activated tapes at its Menasha, Wisconsin, facility.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,500 employees with operations in 29 locations, including 22 manufacturing facilities in North America, two in Asia and one in Europe. For more information about IPG, visit www.itape.com.
Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the use of water activated tape to reduce both pilferage and workforce injury from repetitive motion, the anticipated growth in demand for our e-commerce segment, the rate of return for the investment and any improvements thereto, and the potential need for expansion of the Midland, North Carolina manufacturing facility, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," " estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry, IPG’s customers’ industries and the general economy; the quality and market reception of IPG’s products; IPG’s anticipated business strategies; risks and costs inherent in litigation; IPG’s ability to maintain and improve quality and customer service with current and new customers; anticipated trends in IPG’s business; anticipated cash flows from IPG’s operations; and IPG’s ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com